SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 10, 2008 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.01.   **Completion of Acquisition or Disposition of Assets**

On April 10, 2008, Radio One, Inc. (the "Company") announced and completed a merger to acquire Community Connect Inc. ("CCI") pursuant to an Agreement and Plan of Merger dated April 10, 2008 (the "Merger Agreement") among Radio One, Inc., CCI Acquisition Sub, Inc. and CCI. The merger consideration payable by the Company was $38.0 million plus CCI's excess working capital. Approximately $5.3 million of the merger consideration to be paid will be held in escrow for various periods of time to secure certain purchase price adjustments and to fund indemnification obligations of the former shareholders of CCI. The Merger Agreement contains representations and warranties customary for similar types of transactions.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement and the press release announcing the transaction, which are incorporated herein by reference as Exhibit 2.1 and Exhibit 99.1, respectively.

CCI, which owns and operates a number of social-networking brands under its umbrella including BlackPlanet, MiGente, and Asian Avenue, is the leading online niche social-networking company. With over 20 million members it is now the 4th largest U.S. social networking property/publisher, as measured in page views (Comscore Media Metrix June 2007).

Statements in this Form 8K which are other than historical facts are intended to be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws. While the Company believes such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise.
.

ITEM 9.01.   **Financial Statements and Exhibits.**

(c) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of April 10, 2008 among Radio One, Inc., CCI Acquisition Sub, Inc. and Community Connect Inc.
99.1	Press release dated April 10, 2008: Radio One, Inc. Announces the Acquisition of Social Media Network Community Connect Inc.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.
/s/ Peter D. Thompson

April 15, 2008   Peter D. Thompson
                                                         Chief Financial Officer and Principal Accounting Officer

AGREEMENT AND PLAN OF MERGER

among

RADIO ONE, INC.,

CCI ACQUISITION SUB, INC.

and

COMMUNITY CONNECT INC.

Dated as of April 10, 2008

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER, dated as of April 10, 2008 (this "Agreement"), among RADIO ONE, INC., a Delaware corporation ("Parent"), CCI ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and COMMUNITY CONNECT INC., a Delaware corporation (the "Company").

WHEREAS, the Boards of Directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company, upon the terms set forth herein; and

WHEREAS, in furtherance of such acquisition, the Boards of Directors of Parent, Purchaser and the Company have each approved this Agreement and declared its advisability and approved the merger (the "Merger") of Purchaser with and into the Company in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), upon the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions.

(a) For purposes of this Agreement:

"affiliate" of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

"beneficial owner", with respect to any Company Shares, has the meaning ascribed to such term under Rule 13d‑3(a) of the Exchange Act.

"business day" means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in The City of New York.

"Company Board" means the Board of Directors of the Company.

"Company Common Stock" means the shares of common stock of the Company, par value $.00001 per share.

"Company Preferred Stock" means the shares of preferred stock of the Company, par value $.00004 per share.

"Company Shares" means the issued and outstanding shares of Company Common Stock and Company Preferred Stock.

"Company Stockholders" means the holders of record of Company Shares on the date of and immediately prior to the Effective Time.

"Company Websites" means the websites located at http://www.community‑connect.com, http://www.asianavenue.com, http://www.blackplanet.com, http://www‑.migente.com, http://www.asianave.com, http://www.glee.com, http://www.faithbase.com or any other URL used by Company and includes all the web pages and services at those locations.

"Confidential Information" means any information of a party, including a datum, formula, pattern, list, compilation, device, method, technique, or process that derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use.

"Consenting Stockholder" means any Company Stockholder who shall have executed and delivered to the Company a written consent of stockholders approving this Agreement.

"control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

"Copyrights" means all registered copyrights and all non‑registered copyrights that are material to the business of the Company as currently conducted and all applications, assignments, registrations and renewals in connection therewith owned or used by the Company.

"Database" means all material data and other material information that is recorded, stored, transmitted and retrieved in electronic form by a system or any component, whether located on any component or components of a system or archived in storage media of a type employed or used in conjunction with any component or system, and that is owned by the Company.

"Damages" means all losses, liabilities, claims, damages, deficiencies, obligations, fines, payments (including incidental and consequential damages), expenses (including reasonable costs of investigation and defense and reasonable fees and expenses of legal counsel, accountants and other professional advisors), actions, causes of action, assessments, judgments, amounts paid in settlement or diminutions in value.

"Domain Names" means all internet domain names presently used, registered, or owned by the Company.

"Employee Notes" means those promissory notes made by employees of the Company in favor of the Company listed on Schedule IV hereto.

"Escrow Agent" means the escrow agent under the Escrow Agreement.

"Escrow Agreement" means an escrow agreement, substantially in the form attached hereto as Exhibit B, by and among Stockholders' Representative, the Company, Parent and the Escrow Agent, to be entered into as of the Effective Time.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Fotolog Combination Agreement" means that certain Combination Agreement, dated as of August 18, 2007, among HI-Media, S.A., HM Acquisition Corp. I, Fotolog, Inc., Participating Holders and Robin Murray as Stockholders' Representative.

"Fotolog Escrow Agreement" means the Escrow Agreement, dated as of November 27, 2007, among Hi-Media S.A., Robin Murray and Citibank, N.A.

"Fotolog Escrow Funds" means that portion of the funds (together with all interest or earnings thereon) held in escrow pursuant to the terms and conditions of the Fotolog Escrow Agreement to which the Company is entitled upon the distribution, if any, thereof.

"Hardware" means the material mainframes, mid-range computers, servers, and any component of any of the foregoing that are owned or used by the Company.

"Information Statement" means the written notice of merger and information statement provided by the Company to each Non-Consenting Stockholder containing the information required pursuant to Section 6.01 hereof.

"Intellectual Property" means all Copyrights, Patents, Trademarks, Domain Names, Trade Secrets and all goodwill associated with all of the foregoing, and the right to sue for past infringements for all of the foregoing.

"knowledge of the Company" means the actual knowledge of any director or executive officer of the Company after conducting a reasonable investigation.

"Licenses" means all permits, licenses, franchises, registrations, certificates, variances, exemptions, consents, approvals, and other authorizations granted by any governmental or regulatory body or authority that are held by the Company.

"Material Adverse Effect" means any event, circumstance, change or effect (any such item, an "Effect") that is materially adverse to the business, financial condition or results of operations of the Company taken as a whole; provided, however, that in no event shall any of the following be deemed, either alone or in combination, to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (i) any Effect that results from general economic condition or changes in securities markets in general which does not disproportionately affect the Company, (ii) any Effect that results from general changes in the industries in which the Company operates which does not disproportionately affect the Company, (iii) any Effect related to the public announcement or pendency of the Transactions, including, without limitation, (A) any actions of competitors, (B) any actions taken by or losses of employees or (C) any delays or cancellations of orders for products or services, (iv) any Effect that results from any action taken pursuant to or in accordance with this Agreement or at the written request of Parent or Purchaser, (v) any failure by the Company to meet any financial, performance or other projections made to Parent and/or Purchaser by the Company, (vi) any fees or expenses incurred in connection with the transactions contemplated by this Agreement (provided such fees or expenses are (x) paid at or prior to the Effective Time or (y) shown as a liability on the Closing Statement of Working Capital), (vii) any Effect caused by a natural disaster, act of God or other force majeure or (vii) any Effect caused by a material worsening of current conditions caused by acts of terrorism or war (whether or not declared) occurring after the date hereof, providedthat the facts and circumstances underlying any such failure may be considered in determining whether there has been a Material Adverse Effect.

"Monster" means Monster Worldwide, Inc., a Delaware corporation.

"Monster Lease" means the Sublease, dated as of August 27, 2003, by and between the Company, as (Subtenant), and Monster, successor-by-merger to TMP Worldwide Inc. (as Sublandlord) (in connection with the lease by and between The Rector, Church - Wardens and Vestrymen of Trinity Church in the City of New York, as landlord, and Monster, as tenant, dated as of March 6, 2000, as amended).

"Oracle Payments" means those payments that the Company is obligated to make to Oracle USA Inc. listed on Schedule III hereto which have not been made as of the Effective Time.

"Patents" means all U.S. and non-U.S., industrial design registrations, patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, renewals, revisions, extensions, and reexaminations thereof, and all rights therein provided by law, multinational treaties, or conventions that are owned or used by the Company.

"person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

"Requisite Stockholder Approval" means the adoption of this Agreement and the approval of the Merger by Company Stockholders entitled to vote on this Agreement and the Merger in accordance with the Company's Certificate of Incorporation and the DGCL.

"Software" means all material software owned, developed, or licensed by the Company, including without limitation source code and object code and any programmers' notes, training guides, and documentation.

"subsidiary" or "subsidiaries" of any person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

"Tax Returns" means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

"Taxes" shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges of any kind imposed by any Governmental Authority, including, without limitation: taxes or other charges on or with respect to income, property, sales, use, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customs' duties, tariffs and similar charges.

"Technical Information" means any of the following used by the Company: all customer, dealer, and supplier lists; engineering, manufacturing, design, installation, and other technical drawings, specifications, and calculations; manufacturing and production processes and techniques; research and development information; operating, maintenance, and repair manuals and instruction books and test data.

"Third-Party Technology" means all material Software and Hardware, licensed or otherwise provided by third parties to the Company that is not owned by the Company.

"Trademarks" means all trademarks, service marks, trade dress, logos, trade names and corporate names and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, that are owned by the Company.

"Trade Secrets" means all of the Company's trade secrets and confidential business information, including, but not limited to, ideas, know how, formulas, research and development, designs, drawings, specifications, algorithms and schematics, source code for Software that is proprietary to the Company, Technical Information, processes, plans, drawings and blueprints owned, used or licensed by a party and all copies and tangible embodiments of the foregoing (in whatever medium or form).

"Transaction Documents" means, collectively, this Agreement, the Escrow Agreement and the Confidentiality Agreement.

"Working Capital" means the line items of net working capital set forth on Schedule II hereto, determined in accordance with the Accounting Principles; provided, however, that, notwithstanding anything herein to the contrary (including Schedule II hereto), (i) "Current Assets" shall include all amounts outstanding as of the Effective Time under the Employee Notes (except to the extent of any such amounts as shall not be deducted from the Aggregate Consideration payable to the makers of such Employee Notes pursuant to Section 3.03(b)) and (ii) "Current Liabilities" shall exclude the Oracle Payments.

"Working Capital Target" means $2,700,000.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2007 Balance Sheet	Section 4.07(a)
Accounting Principles	Section 3.03(c)
Action	Section 4.09
Additional Purchase Price	Section 3.03(g)(ii)
Aggregate Consideration	Section 3.03(a)
Agreement	Preamble
Certificate of Merger	Section 2.03
Certificates	Section 3.08(b)
Claim Response	Section 7.03(a)
Claim	Section 7.03(a)
Claim Notice	Section 7.03(a)
Closing Net Working Capital	Section 3.03(d)
Closing Statement of Working Capital	Section 3.03(d)
Code	Section 4.10(b)
Company	Preamble
Company Indemnified Parties	Section 6.04(a)
Company Stock Option	Section 3.05
Company Stock Option Plan	Section 3.05
Company Stock Warrant	Section 3.06(b)
Company Warrants	Section 3.06(a)
Confidentiality Agreement	Section 6.02(b)
Deductible	Section 7.03(b)
Demand Notice	Section 3.03(k)
DGCL	Recitals
Disclosure Schedule	Article IV
Dissenters Indemnification Escrow Fund	Section 3.03(k)
Dissenting Shares	Section 3.07(a)
Effective Time	Section 2.03
Escrow Funds	Section 3.05
ERISA	Section 4.10(a)
Estimated Closing Net Working Capital	Section 3.03(c)
Estimated Closing Statement of Working Capital	Section 3.03(c)
Expiration Date	Section 7.04
Financial Statements	Section 4.07(a)
Forecast	Section 4.07(b)
GAAP	Section 4.07(a)

ARTICLE II

THE MERGER

SECTION 2.01. <u>The Merger</u> . Upon the terms hereof, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company.

SECTION 2.02. <u>Effect of the Merger</u>. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "<u>Surviving Corporation</u>"). At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 2.03. <u>Effective Time</u>. On the date hereof, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "<u>Certificate of Merger</u>") with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the "<u>Effective Time</u>"). Immediately prior to such filing of the Certificate of Merger, a closing shall be held at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166.

ARTICLE III

MERGER MECHANICS

SECTION 3.01. <u>Certificate of Incorporation; Bylaws.</u>

(a) At the Effective Time the Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Law and such Certificate of Incorporation; <u>provided</u>, <u>however</u>, <u>that</u> at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in it entirety to be identical to the Certificate of Incorporation of Purchaser as in effect immediately prior to the Effective Time (other than with all references to CCI Acquisition Sub, Inc. being changed Community Connect Inc.).

(b) Unless otherwise determined by Parent prior to the Effective Time at the Effective Time, the By laws of Purchaser, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

SECTION 3.02. <u>Directors and Officers</u>. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

SECTION 3.03. <u>Aggregate Consideration; Merger Consideration; Adjustments.</u>

(a) <u>Aggregate Consideration</u>. The aggregate consideration (the "<u>Aggregate Consideration</u>") to be paid by Parent and Purchaser to the holders of Company Shares, Common Stock Options and Company Warrants shall be Thirty-Eight Million Dollars ($38,000,000), subject to the adjustments specified in Section 3.03(f) and Section 3.03(g). In addition, certain holders of Company Shares (other than Dissenting Shares), Common Stock Options and Company Warrants shall be entitled to receive a portion of the Fotolog Escrow Funds, if any, in accordance with the terms of Section 3.03(m).

(b) <u>Merger Consideration</u>. The portion of the Aggregate Consideration to be paid to the holders of Company Shares (other than the Dissenting Shares) (the "<u>Merger Consideration</u>") shall be paid as set forth on Schedule I hereto and as provided in Section 3.08. As of the Effective Time, each holder of a certificate representing any Company Share (other than any holder of a Dissenting Share) shall cease to have any rights with respect thereto, except the right to receive a portion of the Merger Consideration pursuant to Section 3.04(a) upon surrender, in the manner provided in Section 3.08, of the certificate that formerly evidenced such Company Share. Notwithstanding the foregoing, the Parent and Purchaser shall deduct from the Aggregate Consideration payable to any holder of Company Shares that is a maker of an Employee Note pursuant to this Section 3.03(b) the amount outstanding under such Employee Note; <u>provided</u>, that upon such deduction, such Employee Note shall be cancelled and returned to the relevant maker thereof.

(c) Estimated Closing Statement of Working Capital. The Company delivered, on the second business day immediately prior to the Effective Time, to Parent an estimated unaudited statement of Working Capital of the Company as of the Effective Time (the "Estimated Closing Statement of Working Capital") prepared in accordance with GAAP and consistent with the basis upon which the Financial Statements were prepared (collectively, the "Accounting Principles"). The Estimated Closing Statement of Working Capital sets forth the estimated net Working Capital of the Company as of the Effective Time (the "Estimated Closing Net Working Capital"), calculated in accordance with the Accounting Principles.

(d) Closing Statement of Working Capital. Parent shall deliver, or shall cause the Surviving Corporation to deliver, to Stockholders' Representative, as soon as reasonably practicable but in no event later than ninety (90) days following the Effective Time, an unaudited statement of Working Capital of the Company as of the Effective Time (the "Closing Statement of Working Capital") prepared in accordance with the Accounting Principles. The Closing Statement of Working Capital shall set forth the net Working Capital of the Company as of the Effective Time (the "Closing Net Working Capital"), calculated in accordance with the Accounting Principles.

(e) Disputes. Subject to the following provisions of this Section 3.03(e), the Closing Statement of Working Capital delivered by Parent to Stockholders' Representative shall be final, binding and conclusive. Stockholders' Representative may dispute any amounts reflected on the Closing Statement of Working Capital, but only on the basis that the amounts reflected on the Closing Statement of Working Capital were not calculated in accordance with the Accounting Principles or were arrived at based on mathematical or clerical error; provided, however, that Stockholders' Representative shall have notified Parent, in writing of each disputed item, specifying the estimated amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) business days of the delivery of the Closing Statement of Working Capital to Stockholders' Representative. In the event of such a dispute, Stockholders' Representative and Parent shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive. If Stockholders' Representative and Parent are unable to reach a resolution with such effect within twenty (20) business days after the receipt of Stockholders' Representative's written notice of dispute, Stockholders' Representative and Parent shall submit the items remaining in dispute for resolution to an independent accounting firm of national reputation mutually acceptable to them (such accounting firm being referred to herein as the "Independent Accounting Firm"), which shall, within thirty (30) business days after such submission, determine and report (in a written, reasoned manner) to Stockholders' Representative and Parent upon such remaining disputed items, and such report shall be final, binding and conclusive. The fees and disbursements of the Independent Accounting Firm shall be paid by the Surviving Corporation. In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.

(f) Initial Aggregate Consideration Adjustment. On the date hereof, an adjustment shall be made to the Aggregate Consideration as follows:

(i) in the event that the Working Capital Target exceeds the Estimated Closing Net Working Capital reflected on the Estimated Closing Statement of Working Capital, then the Aggregate Consideration shall be adjusted downward in an amount equal to such excess (and the Merger Consideration, Option Payment and Warrant Payment shall be adjusted accordingly as specified in Schedule I hereto); or

(ii) in the event that the Estimated Closing Net Working Capital reflected on the Estimated Closing Statement of Working Capital exceeds the Working Capital Target, then the Aggregate Consideration shall be adjusted upward in an amount equal to such excess (and the Merger Consideration, Option Payment and Warrant Payment shall be adjusted accordingly as specified in Schedule I hereto).

(g) Post-Effective Time Aggregate Consideration Adjustment. The Closing Statement of Working Capital shall be deemed final and binding for the purposes of this Section 3.03 upon the earliest of (i) the failure of Stockholders' Representative to notify Parent of a dispute within thirty (30) business days of Parent's delivery of the Closing Statement of Working Capital to Stockholders' Representative or (ii) the resolution of all disputes, pursuant to Section 3.03(e), by Stockholders' Representative and Parent or by the Independent Accounting Firm, as the case may be. Within three (3) business days of the Closing Statement of Working Capital being deemed final and binding, an adjustment shall be made to the Aggregate Consideration as follows:

(i) in the event that the Estimated Closing Net Working Capital reflected on the Estimated Closing Statement of Working Capital exceeds the Closing Net Working Capital reflected on the final Closing Statement of Working Capital, then the Aggregate Consideration shall be adjusted downward in an amount equal to such excess (the "Purchase Price Decrease") and the Escrow Agent, subject to Sections 3.03(i) and (j), shall, and Parent and the Stockholders' Representative shall instruct the Escrow Agent to, pay such excess amount from the Price Adjustment Escrow Fund to Parent by wire transfer of immediately available funds; or

(ii) in the event that the Closing Net Working Capital reflected on the final Closing Statement of Working Capital exceeds the Estimated Closing Net Working Capital reflected on the Estimated Closing Statement of Working Capital, then the Aggregate Consideration shall be adjusted upward in an amount equal to such excess (the "Additional Purchase Price"), and (x) the Escrow Agent shall, and Parent and the Stockholders' Representative shall instruct the Escrow Agent to, pay all of the Price Adjustment Escrow Fund as directed by the Stockholders' Representative for distribution to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than Dissenting Shares), Company Stock Options and Company Warrants proportionately as specified in Schedule I hereto, and (y) Parent shall pay the Additional Purchase Price to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than Dissenting Shares), Company Stock Options and Company Warrants proportionately as specified in Schedule I hereto.

(h) Interest on Payments. Any payments required to be made pursuant to Section 3.03(g) which is not paid when due shall bear interest through the date of payment at the prime rate of interest published by Citibank, N.A. (or any successor thereto) from time to time as its reference prime rate from the date of the Effective Time to the date of each payment.

(i) Price Adjustment Escrow Fund. On the date hereof, (a) Stockholders' Representative, Parent, the Company and the Escrow Agent shall enter into the Escrow Agreement and (b) an amount equal to $500,000 shall be deducted proportionately from the Aggregate Consideration payable to the holders of Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock, Company Stock Options and Company Warrants and deposited by Parent with the Escrow Agent, to be held, maintained and disbursed by the Escrow Agent in accordance with the terms and provisions of the Escrow Agreement, as security for any payments required by Section 3.03(g)(i) above (such amount, together with all interest and earnings thereon, if any, the "Price Adjustment Escrow Fund"). The Price Adjustment Escrow Fund will be released in accordance with the terms and conditions of the Escrow Agreement and this Agreement. All fees and expenses charged by the Escrow Agent shall be paid by the Surviving Corporation. Notwithstanding the terms of Section 3.03(g)(i), the Price Adjustment Escrow Fund and the General Indemnification Escrow Fund shall be the sole source of funds available to pay any amounts payable pursuant to Section 3.03(g)(i), and if the amount of the Purchase Price Decrease exceeds the amount of the Price Adjustment Escrow Fund, then (x) the Escrow Agent shall disburse all of the Price Adjustment Escrow Fund to Parent, (y) the Escrow Agent shall distribute the amount of such excess to Parent out of the General Indemnification Escrow Fund and (z) Parent, Purchaser and the Surviving Corporation shall have no further recourse for any amount by which the Purchase Price Decrease exceeds the Price Adjustment Escrow Fund and the General Indemnification Escrow Fund against the Stockholders' Representative or any of the holders of Company Shares, Company Stock Options or Company Warrants. If, after making the payments specified in Section 3.03(g)(i), if any, there shall be any portion of the Price Adjustment Escrow Fund remaining, the Escrow Agent shall distribute such funds to the Stockholders' Representative, who shall in turn distribute such funds to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than Dissenting Shares), Company Stock Options and Company Warrants in the same proportion as the Aggregate Consideration is payable to such holders pursuant to Section 3.03(b), Section 3.05 and Section 3.06.

(j) General Indemnification Escrow Fund. Simultaneously with the deposit of the Price Adjustment Escrow Fund, Parent shall also deduct proportionately from the Aggregate Consideration payable to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock, Company Stock Options and Company Warrants and deposit with the Escrow Agent an amount equal to $3,800,000 in accordance with the terms and provisions of the Escrow Agreement, as security for any payments required by Sections 7.01(a), (b), (d), (e) and (f) (such amount, together with all interest or earnings thereon, if any, the "General Indemnification Escrow Fund"). The General Indemnification Escrow Fund shall be the sole and exclusive source of funds available to pay any amount payable pursuant to Sections 7.01(a), (b), (d), (e) and (f) and shall be held for the duration of the period within which a claim for indemnification may be made pursuant to Section 7.04. If, at the time the duration of such period has expired, there shall be any portion of the General Indemnification Escrow Fund remaining and there is no outstanding claim under any Claim Notice (and thereafter at such time as all outstanding claims under Claim Notices shall have been resolved), the Escrow Agent shall, and Parent and the Stockholders' Representative shall instruct the Escrow Agent to, distribute such funds to the Stockholders' Representative, who in turn shall distribute such funds to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than the Dissenting Shares), Company Stock Options and Company Warrants in the same proportion as the Aggregate Consideration is payable to such holders pursuant to Section 3.03(b), Section 3.05 and Section 3.06.

(k) Dissenters Indemnification Escrow Fund. If, at the Effective Time, there is any Company Stockholder who is not a Consenting Stockholder (a "Non-Consenting Stockholder"), then, at the Effective Time, Parent shall also deduct proportionately from the Aggregate Consideration payable to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock, Company Stock Options and Company Warrants and deposit with the Escrow Agent an amount equal to equal to $100,000 plus $2.00 multiplied by the aggregate number of Company Shares held by the Non-Consenting Stockholders as of the Effective Time (the "Initial Dissenters Deposit"), to be held, maintained and disbursed by the Escrow Agent in accordance with the terms and provisions of the Escrow Agreement, as security for any payments required by Section 7.01(c) (the Initial Dissenters Deposit, together with any amount required to be deposited with the Escrow Agent pursuant to Section 3.07(a), the "Dissenters Indemnification Escrow Fund"). Promptly following the expiration of the twenty (20) day period during which a Non-Consenting Stockholder may notify the Company of such Non-Consenting's Stockholder's demand for appraisal rights under Section 262(d)(2) of the DGCL (such notice, a "Demand Notice"), the Escrow Agent shall distribute funds in an amount equal to (i) the Initial Dissenters Deposit minus (ii) an amount equal to $100,000 plus $2.00 multiplied by the aggregate number of Company Shares held by the Non-Consenting Stockholders who have provided the Demand Notice, from the Dissenters Indemnification Escrow Fund to the Stockholders' Representative who in turn shall distribute such funds to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than the Dissenting Shares), Company Stock Options and Company Warrants in the same proportion as the Aggregate Consideration is payable to such holders pursuant to Section 3.03(b), Section 3.05 and Section 3.06. The Dissenters Indemnification Escrow Fund shall be the sole and exclusive sources of funds available to pay any amounts payable pursuant to Section 7.01(c) and the Dissenters Indemnification Escrow Fund shall be held until all claims relating to Dissenting Shares are resolved. If, at the time all claims relating to Dissenting Shares are resolved, there shall be any Dissenters Indemnification Escrow Fund remaining, the Escrow Agent shall distribute such funds to Stockholders' Representative who in turn shall distribute such funds to the holders of the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than the Dissenting Shares), Company Stock Options and Company Warrants, Company Stock Options and Company Warrants in the same proportion as the Aggregate Consideration is payable to such holders pursuant to Section 3.03(b), Section 3.05 and Section 3.06

(l) Stockholders' Representative Expense Fund. Simultaneously with the deposit of the Price Adjustment Escrow Fund, the General Indemnification Escrow Fund and the Dissenters Indemnification Escrow Fund (if any), Parent shall also deduct proportionately from the Aggregate Consideration payable to the holders of Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock, Company Stock Options and Company Warrants and deposit with the Escrow Agent an amount equal to $100,000 in accordance with the terms and provisions of the Escrow Agreement, as a source of funds to pay any costs and expenses (including the fees and expenses of legal counsel) that the Stockholders' Representative may incur in connection with his duties as Stockholders' Representative (such amount, together with all interest or earnings thereon, if any, the "Stockholders' Representative Expense Fund"). At such time as the Stockholders' Representative, in his reasonable good faith discretion, determines that his duties as Stockholders' Representative have been fulfilled, any remaining funds in the Stockholders' Representative Expense Fund will be distributed to the holders of Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than the Dissenting Shares), Company Stock Options and Company Warrants in the same proportion as the Aggregate Consideration is payable to such holders pursuant to Section 3.03(b), Section 3.05 and Section 3.06.

(m) Fotolog Escrow Funds. From and after the Effective Time the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable efforts to protect and collect the Fotolog Escrow Funds. Promptly upon receipt by the Surviving Corporation of the Fotolog Escrow Funds, if any, in accordance with the terms of the Fotolog Escrow Agreement, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, distribute thirty percent (30%) of such Fotolog Escrow Funds to Michael Montero and seventy percent (70%) of such Fotolog Escrow Funds to the Stockholders' Representative, who in turn shall distribute such funds to the holders of the Series A Convertible Preferred Stock, Series D Convertible Preferred Stock, Company Common Stock (other than Dissenting Shares), Common Stock Options and Company Warrants in accordance with the terms of Schedule I hereto.

SECTION 3.04. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any of the following securities:

(a) each issued and outstanding Company Share (other than any Company Shares to be canceled pursuant to Section 3.04(b) and any Dissenting Shares) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Merger Consideration (as described in Section 3.03 above) payable, without interest, to the holder of such Company Share, upon surrender, in the manner provided in Section 3.08, of the certificate that formerly evidenced such Company Share;

(b) each Company Share held in the treasury of the Company and each Company Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(c) each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

SECTION 3.05. <u>Employee Stock Options</u>. Effective as of the Effective Time, the Company shall take all necessary action, including obtaining the consent of the individual option holders, if necessary, to (a) terminate the Company's 1999 Stock Option Plan, as amended through the date of this Agreement (the "<u>Company Stock Option Plan</u>"), (b) provide that each outstanding option to purchase shares of Company Common Stock granted under the Company Stock Option Plan (each, a "<u>Company Stock Option</u>") that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable as of the Effective Time, and (c) cancel as of the Effective Time each Company Stock Option that is outstanding and unexercised at the Effective Time. Each holder of a Company Stock Option that is outstanding and unexercised at the Effective Time and that has an exercise price per share of Company Common Stock that is less than the portion of the Merger Consideration allocated to each share of Company Common Stock pursuant to Schedule I hereto shall be entitled (subject to the provisions of this Section 3.05) to be paid by the Surviving Corporation from time to time after the Effective Time as the Merger Consideration is payable, in exchange for the cancellation of such Company Stock Option, an amount in cash (subject to any applicable withholding taxes) with respect to each share of Company Common Stock subject to the Company Stock Option equal to the excess, if any, of the portion of the Merger Consideration allocated to each share of Company Common Stock on Schedule I hereto over the applicable per share exercise price of such Company Stock Option (the aggregate amount so payable under this Section 3.05 being the "<u>Option Payment</u>"). Any such payment shall be subject to all applicable federal, state and local tax withholding requirements. Prior to the Effective Time, Parent shall cause to be wired to an account designated by the Company an amount sufficient to enable the Company to make the payments required pursuant to this Section 3.05, taking into account that portion of the Price Adjustment Escrow Fund, the Dissenters Indemnification Escrow Fund, the General Indemnification Escrow Fund and the Stockholders' Representative Expense Fund (together, the "<u>Escrow Funds</u>") attributable to the Company Stock Options.

SECTION 3.06. <u>Warrants</u>.

(a) Effective as of the Effective Time, the Company shall take all necessary action, including obtaining the consent of the individual warrant holders and amending the warrants, if necessary, to terminate or cause the exercise of each of the following warrants (to the extent not theretofore exercised or expired) issued by the Company, each as amended through the date of this Agreement (the "<u>Company Warrants</u>"):

	Warrant Holder	Date	Number Of Shares
1	Sandler Capital Partners IV, LP	February 11, 2003	2129
2	Sandler Capital Partners IV FTE, LP	February 11, 2003	896
3	Sandler Co-Investment Partners, LP	February 11, 2003	162
4	Sandler Technology Partners Subsidiary, LLC	February 11, 2003	3250
5	Robert F. Goldhammer	February 11, 2003	6,500
6	Daniel N. Storr	February 11, 2003	15,000
7	The Pythian Group Inc.	July 1, 2003	9,000
8	Asia Offset & Lithography Printing, Inc.	October 1, 2003	708
9	The Pythian Group Inc.	October 1, 2003	1,250
10	The Pythian Group Inc.	March 31, 2004	1,250
11	The Pythian Group Inc.	March 31, 2004	1,250
12	The Pythian Group Inc.	June 30, 2004	1,250

(b) Effective as of the Effective Time, the Company shall take all necessary action, including obtaining the consent of the individual warrant holders and amending the Company Warrants, if necessary, to (i) provide that each outstanding warrant to purchase shares of Company Common Stock granted under the Company Warrants (each, a "<u>Company Stock Warrant</u>") that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable as of the Effective Time and (ii) cancel as of the Effective Time each Company Stock Warrant that is outstanding and unexercised at the Effective Time. Each holder of a Company Stock Warrant that is outstanding and unexercised at the Effective Time and that has an exercise price per share of Company Common Stock that is less than the portion of the Merger Consideration allocated to each share of Company Common Stock pursuant to Schedule I hereto shall be entitled (subject to the provisions of this Section 3.06) to be paid by the Surviving Corporation from time to time after the Effective Time as the Merger Consideration is payable, in exchange for the cancellation of such Company Stock Warrant and upon surrender to the Surviving Corporation the certificates and/or other instruments evidencing such Company Stock Warrant, an amount in cash (subject to any applicable withholding taxes) with respect to each share of Company Common Stock subject to the Company Stock Warrant equal to the excess, if any, of the portion of the Merger Consideration allocated to each share of Company Common Stock on Schedule I hereto over the applicable per share exercise price of such Company Stock Warrant (the aggregate amount so payable under this Section 3.06 being the "<u>Warrant Payment</u>"). Any such payment shall be subject to all applicable federal, state and local tax withholding requirements. Prior to the Effective Time, Parent shall cause to be wired to an account designated by the Company an amount sufficient to enable the Company to make the payments required pursuant to this Section 3.06, taking into account that portion of the Escrow Funds attributable to the Company Warrants.

SECTION 3.07. Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time that are held by Non-Consenting Stockholders and who, after receipt of all notices required under Section 262 of the DGCL, shall have demanded properly in writing appraisal for such Company Shares in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into, or represent the right to receive, any portion of the Merger Consideration, and an amount equal to the portion of the Merger Consideration that otherwise would have been payable to each holder of Dissenting Shares shall be deposited with the Escrow Agent and held, together with the amounts deposited with the Escrow Agent pursuant to Section 3.03(k), pursuant to the terms of the Escrow Agreement in the Dissenters Indemnification Escrow Fund. Such Company Stockholders shall be entitled to receive payment of the appraised value of such Company Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by Company Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive a portion of the Merger Consideration (as set forth in Section 3.03), without any interest thereon, upon surrender, in the manner provided in Section 3.08, of the certificate or certificates that formerly evidenced such Company Shares.

(b) The Company shall give Parent (i) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 3.08. Surrender of Company Shares; Stock Transfer Books.

(a) American Stock Transfer and Trust Company shall act as agent (the "Paying Agent") for the holders of Company Shares to receive the funds to which holders of Company Shares shall become entitled pursuant to Sections 3.03 and 3.04(a). On the date hereof and immediately prior to the Effective Time (but subject to the last sentence of Section 3.08(b)), Parent shall cause to be wired to an account designated by Paying Agent an amount sufficient to enable the Surviving Corporation and the Paying Agent to make the payments required pursuant to this Section 3.08, less the portion of the Escrow Funds attributable to the shares of Series A Convertible Preferred Stock, Series D Convertible Preferred Stock and Company Common Stock. Such funds shall be invested by the Paying Agent as directed by the Surviving Corporation; providedthat such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in demand deposit accounts, overnight certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with commercial banks with capital, surplus and undivided profits aggregating in excess of $1 billion (based on the most recent financial statements of such bank which are then publicly available at the Securities and Exchange Commission or otherwise).

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a Company Stockholder a notice of merger and a letter of transmittal in the form attached hereto as Exhibit A (the "Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Company Shares (the "Certificates") shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such Letter of Transmittal). Upon surrender to the Paying Agent of a Certificate, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration specified on Schedule I hereto for each Company Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the relevant portion of the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment of the subject Merger Consideration is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Company Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of such portion of the Merger Consideration to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable. If any Company Stockholder is unable to surrender such holder's Certificates because such Certificates have been lost, mutilated or destroyed, such holder may deliver in lieu thereof an affidavit and indemnity in form and substance reasonably satisfactory to the Surviving Corporation (provided that such holder shall not be obligated to provide any bond or other surety). Each of Parent, Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement in respect of Company Shares such amount as it is required to deduct and withhold with respect to the making of such payment under the Code or any Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made. Notwithstanding Section 3.08(a) and the foregoing provisions of this Section 3.08(b), if any Company Stockholder shall surrender his, her or its Certificate, together with the appropriately completed and duly executed letter of transmittal and wire instructions, to the Surviving Corporation as of the Effective Time, then, rather than paying the relevant Merger Consideration for such Company Shares to the account designated by the Paying Agent, Parent shall cause the appropriate Merger Consideration for such Company Shares (taking into account the proportional share of the Escrow Funds attributable to such Company Shares) to be paid directly to such holder by wire transfer pursuant to such wire instructions.

(c) At any time following the first (1st) anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Company Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to any portion of the Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Company Share for any portion of the Merger Consideration delivered in respect of such Company Share to a public official pursuant to any abandoned property, escheat or other similar Law.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided herein or by applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule that has been prepared by the Company and delivered by the Company to Parent in connection with the execution and delivery of this Agreement (the "Disclosure Schedule") (which Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections of this Article IV, and any information disclosed in any such section of the Disclosure Schedule shall be deemed to be disclosed for all purposes of this Article IV only to the extent it is reasonably apparent that the disclosure contained in such section of the Disclosure Schedule contains enough information regarding the subject matter of other representations and warranties contained in this Article IV as to qualify or otherwise apply to such other representations and warranties), the Company hereby represents and warrants to Parent that:

SECTION 4.01. Organization and Qualification; Subsidiaries.

(a) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not have a Material Adverse Effect. The Company is duly qualified to transact business as a foreign corporation, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification necessary, except for such failures to be so qualified and in good standing that would not have a Material Adverse Effect.

(b) The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

SECTION 4.02. Certificate of Incorporation and Bylaws. The Company has made available to Parent a complete and correct copy of the Certificate of Incorporation and the Bylaws of the Company, each as amended to date. Such Certificate of Incorporation and Bylaws are in full force and effect. The Company is not in violation of any of the provisions of its Certificate of Incorporation or By -laws, except for violations that would not have a Material Adverse Effect.

SECTION 4.03. Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock and 1,750,000 shares of Company Preferred Stock. As of the date of this Agreement, (a) 208,000 shares of Series A Convertible Preferred Stock, 145,000 shares of Series B Convertible Preferred Stock, 361,098 shares of Series C Convertible Preferred Stock, 428,571 shares of Series D Convertible Preferred Stock, 312,121 shares of Series E Convertible Preferred Stock and 3,207,369 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (b) 652,076 shares of Company Common Stock are reserved for future issuance pursuant to outstanding employee stock options or stock incentive rights granted pursuant to the Company Stock Option Plan and (c) other warrants are currently outstanding for the purchase of an aggregate of 46,908 shares of Company Common Stock pursuant to the Company Warrants. Except as set forth in this Section 4.03, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. All Company Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 4.03 of the Disclosure Schedule or as provided in the Certificate of Incorporation of the Company, there are no material outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person.

SECTION 4.04. <u>Authority Relative to This Agreement</u>.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated in this Agreement (collectively, the "<u>Transactions</u>"). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the Requisite Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and the Company Stockholders, (ii) approved this Agreement and the Merger and declared their advisability, (iii) recommended that the Company Stockholders approve and adopt this Agreement and approve the Merger and (iv) directed that this Agreement and the Transactions be submitted for consideration by the Company Stockholders.

SECTION 4.05. <u>No Conflict; Required Filings and Consents</u>.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, and the consummation of the Transactions by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company, (ii) assuming that all consents, approvals and other authorizations described in Section 4.05(b) have been obtained and that all filings and other actions described in Section 4.05(b) have been made or taken, conflict with or violate any local, state or United States federal statute, law, regulation, judgment, order or decree ("<u>Law</u>") applicable to the Company or by which any property or asset of the Company is bound or affected or (iii) except as set forth in Section 4.05(a) of the Disclosure Schedule, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease (other than any breach or default under Article 17(i) of the lease by and between Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York, as landlord, and TMP Worldwide, Inc., as tenant, dated as of March 6, 2000, or the Monster Lease, in each case arising from consummation of the Transactions due to the net worth of the Surviving Corporation), license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States government, regulatory authority, or any court, tribunal or judicial body (a "<u>Governmental Authority</u>"), except for (i) the filing and recordation of appropriate merger documents as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Material Adverse Effect.

SECTION 4.06. <u>Permits and Compliance</u>. The Company is in possession of all licenses, permits and approvals of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the "<u>Permits</u>"), except where the failure to have, or the suspension or cancellation of, any of the Permits would not have a Material Adverse Effect. As of the date of this Agreement, no suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Permits would not have a Material Adverse Effect. The Company is not in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (b) any contract, Permit or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound, except for any such conflicts, defaults, breaches or violations that would not have a Material Adverse Effect. To the knowledge of the Company, neither the Company nor any of its officers or employees has used any corporate funds of the Company to make any payment to any officer of any government, or to any political party or official thereof, whether such payment was, at the time, unlawful under laws applicable thereto. The Transaction, if consummated, shall comply, in all material respects, with all Laws applicable to the Company, including Section 262 of the DGCL (Appraisal Rights), other than such violations related to, or resulting solely from any action or inaction by, Parent or Purchaser.

SECTION 4.07. <u>Financial Statements.</u>

(a) Attached as Section 4.07(a) of the Disclosure Schedule are true and complete copies of the audited balance sheet of the Company as of December 31, 2007 (the "<u>2007 Balance Sheet</u>"), and the related audited consolidated statements of income and cash flows of the Company for the fiscal year then ended (collectively, the "<u>Financial Statements</u>"). Each of the Financial Statements (including the notes thereto) was prepared in accordance with United States generally accepted accounting principles ("<u>GAAP</u>") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) The Company has provided the Parent with a forecast of the expected financial results of the Company for the quarter ended March 31, 2008, which are attached as Section 4.07(b) of the Disclosure Schedule (the "<u>Forecast</u>"). The Forecast was prepared in good faith and were based upon assumptions and estimates that the Company's management believed to have been reasonable at the time of preparation. To the knowledge of the Company, there are no matters that have arisen since the preparation of the Forecast that would require a materially adverse adjustment to the Forecast.

(c) Except as and to the extent set forth on the 2007 Balance Sheet, including the notes thereto, the Company has no liabilities or obligations, except for liabilities and obligations incurred in the ordinary course of business since December 31, 2007.

SECTION 4.08. <u>Absence of Certain Changes or Events</u>. Since December 31, 2007, except as set forth in Section 4.08 of the Disclosure Schedule, or as contemplated by this Agreement, (a) the Company has conducted its business in the ordinary course, (b) there has not been any Material Adverse Effect, (c) the depreciated book value of the Company's property, plant and equipment has not decreased and (d) the Company's long-term liabilities and liabilities required to be capitalized have not increased. Since December 31, 2007, except as set forth in Section 4.08 of the Disclosure Schedule, the Company has not directly or indirectly done any of the following: (a) amended or otherwise changed its Certificate of Incorporation or Bylaws, (b) (i) issued, sold or granted, or authorized the issuance, sale or grant of, any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company (except for the issuance of Company Common Stock upon the conversion of Company Preferred Stock and the exercise of outstanding options and warrants) or (ii) sold, disposed of or encumbered any material assets of the Company except in the ordinary course of business, (c) declared, set aside, made or paid any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, (d) reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its capital stock, (e) (i) acquired (including, without limitation, by merger, consolidation, acquisition of stock or assets, or any other business combination) any corporation, partnership, other business organization or any division thereof, (ii) incurred any indebtedness for borrowed money or issued any debt securities or assumed, guaranteed or endorsed, or otherwise became responsible for, the obligations of any person, or made any loans or advances, or granted any security interest in any of its assets except in the ordinary course of business, (iii) entered into any contract or agreement other than in the ordinary course of business, (iv) authorized, or made any commitment with respect to, capital expenditures which were, in the aggregate, in excess of $325,000 or (v) entered into or amended any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 4.08(e), (f) increased the compensation payable to its directors, officers or employees, except for increases in the ordinary course of business in salaries, wages, bonuses, incentives or benefits of employees of the Company who are not directors or officers of the Company, or granted any severance or termination pay to, or entered into any employment or severance agreement with, any director, officer or other employee of the Company, or established, adopted, entered into or amended any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, or (g) took any action, other than reasonable and usual actions in the ordinary course of business, with respect to accounting policies or procedures.

SECTION 4.09. <u>Absence of Litigation</u>. Except as set forth in Section 4.09 of the Disclosure Schedule, there is no litigation, action or proceeding (an "<u>Action</u>") pending or, to the knowledge of the Company, threatened (a) by or against the Company or any property or asset of the Company or that otherwise relates to the Company's business or assets, before any Governmental Authority or (b) that seeks to materially delay or prevent the consummation of any Transaction. Except as set forth in Section 4.09 of the Disclosure Schedule, neither the Company nor any property or asset of the Company is subject to any continuing order of, or consent decree, settlement agreement or similar written agreement with, any Governmental Authority, or any order, judgment, injunction or decree of any Governmental Authority.

SECTION 4.10. <u>Employee Benefit Plans</u>.

(a) Section 4.10(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("<u>ERISA</u>")) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any employee, officer or director of, or any current or former consultant to, the Company, (ii) each employee benefit plan for which the Company could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which the Company could incur liability under Section 4212(c) of ERISA and (iv) any contracts, arrangements or understandings between the Company and any employee or former employee of the Company, including, without limitation, any contracts, arrangements or understandings relating to a sale of the Company or relating to an obligation on the part of the Company to make a severance or other payment upon termination of employment or in the event of a sale or change of control of the Company (collectively, the "<u>Plans</u>"). The Company has made available to Parent a true and complete copy of (A) each such Plan, (B) the most recent annual report (Form 5500), if any, filed with respect to such Plans with the Internal Revenue Service ("<u>IRS</u>"), (C) the most recently received IRS determination letter, if any, relating to a Plan, and (D) the most recently prepared actuarial report or financial statement, if any, relating to a Plan.

(b) Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Internal Revenue Code of 1986, as amended (the "<u>Code</u>"), except for such non-compliance that would not have a Material Adverse Effect. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) that would have a Material Adverse Effect.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

SECTION 4.11. <u>Property and Leases</u>.

(a) The Company has sufficient title to, or sufficient leasehold interests in or rights to use, all its properties and assets used to conduct its businesses as currently conducted, with only such exceptions as would not have a Material Adverse Effect.

(b) The Company does not own, nor has it ever owned, any real property.

(c) Section 4.11(c) of the Disclosure Schedule lists all real property currently leased by the Company. All leases of real property to which the Company is a party are in full force and effect, and the Company has not received any written notice of default under any such lease that has not been cured.

SECTION 4.12. <u>Intellectual Property</u>. To the knowledge of the Company:

(a) The Intellectual Property, Technical Information and Software comprise all of the intellectual property and proprietary rights necessary to carry on the Company's business as currently conducted.

(b) Except as set forth on Section 4.12(b) of the Disclosure Schedule, the Company has, and shall have on the closing date, good and marketable title to or a valid license to use all Intellectual Property, Technical Information, and Software, and (i) except as would not have a Material Adverse Effect, the Company is not a party to any license agreement or other permission with respect to the Intellectual Property, Technical Information or Software; and (ii) the Company is not required to pay any license fee, royalty, or other continuing fee with respect to any Intellectual Property, Technical Information, or Computer Software.

(c) The Company has not infringed and is not infringing any intellectual property rights of any third party, and the continued operation of the business presently conducted by the Company does not infringe upon the intellectual property rights of any third party.

(d) Except as set forth on Section 4.12(d) of the Disclosure Schedule, there are no pending or threatened actions against the Company for infringement of any third party's intellectual property rights, and there exists no basis for any such claim. The Company is not making unauthorized use of any Intellectual Property, Technical Information, or Software of any other person in the conduct of its business.

(e) Except as set forth on Section 4.12(e) of the Disclosure Schedule, no third party is currently infringing upon the Intellectual Property rights of the Company and there is no pending action, proceeding or claim that any third party has infringed on the Intellectual Property rights of the Company.

(f) Section 4.12(f) of the Disclosure Schedule identifies each Patent, Copyright, Trademark, or Domain Name that has been registered by the Company with respect to the Intellectual Property, identifies each pending patent application or application for registration which the Company has made with respect to any of the Intellectual Property in any country, and identifies each license agreement which the Company has granted to any third party with respect to any of the Intellectual Property. Except as set forth in Section 4.12(f) of the Disclosure Schedule, all registrations for Patents, Copyrights, Trademarks, Domain Names, and any other registered item of Intellectual Property are subsisting and applicable maintenance fees and required filings due as of the Effective Time have been paid and filed. Section 4.12(f) of the Disclosure Schedule also identifies each unregistered Trademark used by the Company in connection with its business.

(g) The Company has taken appropriate measures to protect the secrecy and confidentiality of its Trade Secrets or other Confidential Information. The Company has not disclosed its Trade Secrets or other Confidential Information to any other party, except pursuant to a duly executed non disclosure agreement.

(h) Except as set forth on Section 4.12(h) of the Disclosure Schedule and except as would not have a Material Adverse Effect, the Company has not entered into any: (i) covenant not to compete or contract limiting its ability to exploit fully any of the Intellectual Property; or (ii) assignment or other transfer to any person of ownership or any interest in any Intellectual Property used in the Company's business.

(i) The Company has a valid license, sublicense, agreement or permission covering each item of Third-Party Technology used by the Company. Section 4.12(i) of the Disclosure Schedule identifies each item of Third-Party Technology used by the Company which is material to its business. The Company has made available to Purchaser copies of all licenses, sublicenses, agreements and permissions (as amended to date) necessary for the use of such Third-Party Technology in connection with the Company's business as currently conducted. With respect to each item of Third-Party Technology required to be identified in Section 4.12(i) of the Disclosure Schedule:

(i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect as to the Company;

(ii) assuming the receipt of any required consents, the license, sublicense, agreement or permission will continue to be legal, valid, binding, enforceable, and in full force and effect following the consummation of the transactions contemplated hereby;

(iii) no party to the license, sublicense, agreement, or permission is in default; and

(iv) the Company has not settled or waived in writing its rights with respect to any action against a third party for infringement, misappropriation, or other violation of the Company's Intellectual Property, Technical Information, or Software.

(j) Section 4.12(j) of the Disclosure Schedule sets forth a list of all material Hardware and Software (exclusive of the Third-Party Technology) used by the Company in its business.

(k) The Company has not introduced into any Software, Database, Technical Information in electronic form any "backdoor" or concealed access to the work product derived therefrom or other software or any "software locks" or any similar devices which, upon the occurrence of a certain event, the passage of a certain amount of time, or the taking of any action (or the failure to take action) by or on behalf of any third party, will cause any Software, Database, or Technical Information to be destroyed, erased, damaged, or otherwise made inoperable.

(l) To the knowledge of the Company without having conducted an investigation, the Hardware, Software, Databases, and Technical Information in electronic form do not contain any computer virus or any other program, code, routine, subroutine, or technological means incorporated into any software with malicious or mischievous intent that may disrupt the proper operation of the Hardware, Software, Databases, and Technical information.

(m) Except as set forth in Section 4.12(m) of the Disclosure Schedule, the execution of this Agreement will not result in any loss or impairment of the rights in any Intellectual Property or require any governmental or third party's consent in respect of any Intellectual Property.

(n) The Company has taken measures to maintain the privacy and security of personal and sensitive information provided by users of the Company's Websites. The Company has posted on the Company Websites privacy policies that accurately reflects how the Company uses and protects users' personal information. Such policies have been delivered to Purchaser.

(o) Except as set forth in Section 4.12(o) of the Disclosure Schedule, there are no pending or threatened actions, suits, proceedings, investigations, charges, complaints, claims, or demands against the Company related to the measures taken by the Company to protect the personal information of users of the Company Websites or the privacy policies posted on the Company Websites.

(p) Except as set forth in Section 4.12(p) of the Disclosure Schedule, there has not been any breach of security of the personal information of users of the Company Websites or of the privacy policies by the Company or any third party.

(q) The Company has in place terms and conditions of use for the Company Websites. Such terms and conditions of use have been delivered to Purchaser.

(r) Except as set forth in Section 4.12(r) of the Disclosure Schedule there are no pending or threatened actions, suits, proceedings, investigations, charges, complaints, claims, or demands against the Company related to the terms of use for the Company Websites.

(s) Except as set forth in Section 4.12(s) of the Disclosure Schedule, there has not been any breach of the terms of use for Company Websites by the Company.

SECTION 4.13. Taxes.

(a) The Company has properly prepared and timely filed all Tax Returns required to be filed by or on behalf of or with respect to the Company for any period ending on or before the Effective Time and such Tax Returns are true, correct and complete in all material respects. Except as set forth in Section 4.13(a) of the Disclosure Schedule, the Company is not currently the beneficiary of an extension of time to file any Tax Return, has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) All Taxes due and owing by the Company (whether or not shown or required to be shown on any Tax Return) have been paid. The unpaid Taxes of the Company (i) did not exceed the reserve for Tax liability on the 2007 Balance Sheet (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) and (ii) will not exceed the reserve as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of the Company.

(c) Except as set forth in Section 4.13(c) of the Disclosure Schedule, no Tax Return concerning or relating to the Company or its operations has been audited or examined by a government or taxing authority for any period beginning after December 31, 2004, nor is any audit or examination in process or pending, and the Company has not been notified of any request for such an audit or other examination. No claim has been made in writing by a taxing authority in a jurisdiction where Tax Returns concerning or relating to the Company or its operations have not been filed such that it is or may be subject to taxation by that jurisdiction. The Company has made available to Parent correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies filed, assessed against or agreed to by the Company since 2004. The Company is not party to any Tax allocation or sharing agreement.

SECTION 4.14. No Rights Agreement. The Company has not adopted any stockholders' rights plan or comparable arrangement.

SECTION 4.15. Material Contracts. Section 4.15 of the Disclosure Schedule lists each written agreement to which the Company is a party as of the date of this Agreement that provides for aggregate consideration from or to the Company in excess of $100,000 per annum (collectively, the "Material Contracts"). Except as would not have a Material Adverse Effect, (a) each Material Contract is a legal, valid and binding agreement of the Company and, to the Company's knowledge, each other party thereto, (b) the Company has not received any written claim of default under or cancellation of any Material Contract and the Company is not in breach or violation of, or default under, any Material Contract, (c) to the Company's knowledge, no other party to any Material Contract is in breach or violation of, or default under, any such Material Contract, and (d) except as set forth on Section 4.15(d) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default, give rise to cancellation rights, or otherwise adversely affect any of the Company's material rights under any Material Contract. The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto. Except for the Material Contracts, and contracts terminable on thirty (30) days notice and without penalty, all other contracts to which the Company is a party do not provide in the aggregate for consideration from or to the Company in excess of $100,000 per annum, or over the term of all such contracts, in excess of $200,000, except as identified in Section 4.15 of the Disclosure Schedule. That certain Master Services Agreement between the Company and Red Hat, Inc., effective as of May 21, 2004, has been terminated by the Company and the Company owes no further amounts to Red Hat, Inc. thereunder. The Company owes no amounts to any person who was a member of the on-line personal advertisement section of any Company Websites with respect to such membership or to any vendor (including merchant banks) who provided services in connection with any such sections of the Company Websites with respect to such services.

SECTION 4.16. Insurance. The Company maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies of comparable size engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance). Section 4.16 of the Disclosure Schedule lists all policies of fire, liability, workmen's compensation, life, property and casualty and other insurance owned or held by the Company, copies of which have been made available to Parent and a list of all insurance claims made by the Company in the last three (3) years. All such policies are in full force and effect and the Company has not committed any material default thereunder. Except as set forth in Section 4.16 of the Disclosure Schedule, no written notice of cancellation or non-renewal has been received by the Company with respect to such policies.

SECTION 4.17. Labor Matters. The Company has not been and is not a party to any collective bargaining agreements with any labor union or other representative of employees. No strike, slowdown, picketing or work stoppage by any union or other group of employees against the Company, and, to the knowledge of the Company, no secondary boycott with respect to the Company's products, or lockout by the Company of any of its employees has occurred or, to the knowledge of the Company, been threatened.

SECTION 4.18. No Manufacturing. The Company does not manufacture and has not manufactured any tangible product for sale.

SECTION 4.19. Accounts Receivable. All accounts or notes receivables and other rights of the Company to payment (other than the Company's rights with respect to the Fotolog Escrow Funds), and the full benefit of all security for such accounts or rights as set forth on the 2007 Balance Sheet or arising since December 31, 2007, are good and valid and have arisen only in the ordinary course of business for services performed. As of the date hereof, the Company has no reason to believe that it will not be able to collect such accounts or notes receivables assuming collection practices in accordance with its historical ordinary course collection practices.

SECTION 4.20. Condition of Assets. The equipment and all other tangible assets and properties of the Company are, in all material respects, in good operating condition and repair (ordinary wear and tear excepted) and are usable in the ordinary course of business and conform in all material respects to all applicable Laws relating to their use and operation as such assets are currently used in the conduct of the Company's business and constitute all of the assets which are necessary to be used by the Company in the operation of its business as currently conducted.

SECTION 4.21. Corporate Records. The minute book of the Company is current, in all material respects, and contains correct and complete copies, in all material respects, of the Company's Certificate of Incorporation, including all amendments thereto and restatements thereof, and of all minutes of meetings, resolutions and other actions and proceedings of its stockholders and board of directors and all committees thereof, and the records of the Company are, in all material respects, current, correct and complete and reflect the issuance of all of the Company Shares to the Company Stockholders.

SECTION 4.22. Statements Not Misleading. No representation or warranty by the Company contained in this Agreement or the Disclosure Schedule contains or will contain any untrue statement of any material fact or omits or will omit to state any material fact required to be stated in order to make the statements therein contained, in light of the circumstances under which they are made, not misleading.

SECTION 4.23. Brokers. No broker, finder or investment banker (other than Bear, Stearns & Co. Inc.) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

As an inducement to the Company to enter into this Agreement, Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:

SECTION 5.01. Corporate Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not prevent or materially delay consummation of any of the Transactions, or otherwise prevent Parent or Purchaser from performing its obligations under this Agreement. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. All the issued and outstanding shares of capital stock of Purchaser are owned of record and beneficially by Parent or a direct or indirect wholly-owned subsidiary of Parent.

SECTION 5.02. <u>Authority Relative to This Agreement</u>. Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Purchaser, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 5.03. <u>No Conflict; Required Filings and Consents.</u>

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, and the consummation of the Transactions by Parent and Purchaser will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of either Parent or Purchaser, (ii) assuming that all consents, approvals and other authorizations described in Section 5.03(b) have been obtained and that all filings and other actions described in Section 5.03(b) have been made or taken, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of either of them is bound or affected or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Purchaser from performing any of its obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of any of the Transactions, or otherwise prevent Parent or Purchaser from performing its obligations under this Agreement.

SECTION 5.04. <u>Absence of Litigation</u>. There is no Action pending or, to the knowledge of Parent and/or Purchaser, threatened against Parent and/or Purchaser, or any of their respective property or assets, before any Governmental Authority that seeks to materially delay or prevent the consummation of any Transaction.

SECTION 5.05. <u>Financing</u>. Parent has, and as of the Effective Time, shall have, sufficient funds on hand or available to it to pay the Aggregate Consideration and to permit each of Parent and Purchaser to perform all of its obligations under this Agreement and to consummate all of the Transactions, including, without limitation, acquiring all of the outstanding Company Shares.

SECTION 5.06. <u>Ownership of Company Capital Stock</u>. Neither Parent nor Purchaser is the beneficial owner of any shares of capital stock of the Company.

SECTION 5.07. <u>Brokers</u>. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Purchaser.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. <u>Information Statement</u>. Promptly, and in any event within five (5) days, after the date hereof, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, mail to the Non-Consenting Stockholders the Information Statement, which shall include (A) a summary of the Merger and the material terms of this Agreement, including, without limitation, all payments to be made by Parent in respect of the transactions contemplated hereby, (B) the Letter of Transmittal and (C) a statement that appraisal rights are available for the record holders of the Company Shares pursuant to Section 262 of the DGCL and a copy of such Section 262. Parent shall inform Stockholders' Representative in writing of the date of the mailing of the Information Statement. Stockholders' Representative shall have no responsibility or liability for the Information Statement.

SECTION 6.02. Access to Information; Confidentiality.

(a) Subject to applicable Law and confidentiality agreements, the Company shall, and shall cause the officers, directors, employees, auditors and agents of the Company to, afford the officers, employees and agents of Parent and Purchaser reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company, and shall furnish Parent and Purchaser with such financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request.

(b) All information obtained by Parent or Purchaser pursuant to this Section 6.02 shall be kept confidential in accordance with the Mutual Non-Disclosure Agreement, dated October 22, 2007 (the "Confidentiality Agreement"), between Magazine One, Inc. (a subsidiary of Parent) and the Company, which Confidentiality Agreement is hereby adopted by each of Parent and Purchaser.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its representatives, agents and employees) may consult any tax advisor regarding the tax treatment and tax structure of the transactions contemplated hereby and may disclose to any person, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated hereby and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure.

SECTION 6.03. Employee Benefits Matters.

(a) Until December 31, 2008, Parent shall, or shall cause the Surviving Corporation to, maintain employee benefit and compensation plans, programs, contracts, arrangements and executive perquisites for the benefit of active and retired employees of the Company which will provide compensation and benefits that are, taken as a whole, substantially equivalent to, or superior to the compensation and benefits provided to such active and retired employees under the employee benefit plans, programs, contracts and arrangements of the Company as in effect on the date of this Agreement (other than those items listed in paragraphs (h) and (i) of Section 4.10(a) of the Disclosure Schedule), or provide during such period benefits equivalent to those provided under corresponding plans of Parent or Parent's subsidiaries which are applicable to their respective similarly situated employees, if such benefits are greater; provided, however, that changes may be made to the extent necessary to comply with applicable Law. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company.

(b) Employees of the Company shall receive credit for all purposes (including, without limitation, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c) The Company shall pay bonuses to the key executives of the Company as set forth on Schedule V hereto.

SECTION 6.04. Directors' and Officers' Indemnification.

(a) For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer, employee, fiduciary and agent of the Company (collectively, the "Company Indemnified Parties") against all Damages paid or incurred in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person's capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation, (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Company Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and (ii) the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and provided, further, that neither the Company nor the Surviving Corporation shall be obligated pursuant to this Section 6.04(a) to pay the fees and expenses of more than one counsel for all Company Indemnified Parties in any single action except to the extent that two or more of such Company Indemnified Parties shall have conflicting interests in the outcome of such action; and provided, further, that in the event that any claim for indemnification is asserted or made within such six (6) year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. From the Effective Time until the time specified in Section 3.03(j) for distribution of the General Indemnification Escrow Fund, the General Indemnification Escrow Fund shall be the sole and exclusive source of funds available to pay any amounts payable by the Surviving Corporation under this Section 6.04(a) and, until such time, Parent shall be entitled to submit Claim Notices pursuant to Section 7.03 for any amounts actually paid by it pursuant to this Section 6.04(a). Thereafter, the Surviving Corporation shall continue to be obligated under this Section 6.04(a), provided that its aggregate obligations under this Section 6.04(a) shall, for amounts not paid from the General Indemnification Escrow Fund, not exceed $1,000,000.

(b) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent's option, Parent, shall assume the obligations set forth in this Section 6.04.

(c) Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.04.

SECTION 6.05. Further Action; All Reasonable Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other Transactions, including, without limitation, using all reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company as are necessary for the consummation of the Transactions. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each party shall proper shall use its reasonable best efforts to take all such action.

(b) The parties hereto shall cooperate and assist one another in connection with all actions to be taken pursuant to Section 6.05(a), including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non-filing party and their advisors prior to filing; and, to the extent practicable, none of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with each other party. Each party shall keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Transactions. To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority.

(c) Each of the parties hereto shall cooperate and use all reasonable efforts to vigorously contest and resist any Action, including administrative or judicial Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

(d) Parent shall take all action necessary to cause Purchaser to perform its obligations under this Agreement and to consummate the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement.

SECTION 6.06. Public Announcements. Parent, Purchaser and the Company agree that no public release or announcement concerning the Transactions or the Merger shall be issued by either party without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by Law or the rules or regulations of any United States or non-United States securities exchange, in which case the party required to make the release or announcement shall use its best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

ARTICLE VII

INDEMNIFICATION

SECTION 7.01. By the Company Stockholders. From and after the Effective Time, to the extent provided, and subject to the limitations set forth, in this Article VII, the Company Stockholders shall indemnify and hold Parent, Purchaser and the Surviving Corporation, and their respective affiliates, successors, assigns, officers and directors (each, an "Indemnified Buyer Party") harmless from and against any Damages that such Indemnified Buyer Party may sustain, suffer or incur and that result from, arise out of or relate to:

(a) any breach of any representation or warranty of the Company in this Agreement or in any certificate delivered by the Company pursuant to this Agreement (it being understood that the determination of whether any such breach has occurred, no effect shall be given to any limitation as to materiality or Material Adverse Effect set forth therein);

(b) any breach of any covenant or agreement on the part of the Company set forth in this Agreement;

(c) any Dissenting Shares;

(d) any liability of the Company not reflected on the Closing Date Balance Sheet and not identified in a specific section of the Disclosure Schedule for assumed liabilities, including, without limitation, any liability of the Company now or hereafter asserted under the Fotolog Combination Agreement;

(e) any pending or threatened litigation against the Company to the extent there is no reserve for such in the 2007 Balance Sheet; and

(f) any liability of the Company for unpaid legal fees of Greenberg Traurig, LLP or investment banking fees of Bear, Stearns & Co., Inc. incurred in connection with the Transactions.

Parent, Purchaser and the Surviving Corporation shall, and shall use their reasonable efforts to cause each other Indemnified Buyer Party to, take all reasonable steps to mitigate such indemnified Damages upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including, without limitation, incurring costs only to the minimum extent necessary to remedy the breach which gives rise to such Damages.

SECTION 7.02. <u>By Parent and the Surviving Corporation</u>. From and after the Effective Time, to the extent provided, and subject to the limitations set forth, in this Article VII, Parent and the Surviving Corporation shall jointly and severally indemnify and hold the Company Stockholders, their heirs, successors, assigns, officers and directors (each, an "<u>Indemnified Seller Party</u>") harmless from and against any Damages that such Indemnified Seller Party may sustain, suffer or incur and that result from arise our of or relate to:

(a) any breach of any representation or warranty of Parent or Purchaser contained in this Agreement or any certificate delivered by or on behalf of Parent or Purchaser pursuant to this Agreement; or

(b) any breach of any covenant or agreement of Parent or Purchaser contained in this Agreement.

The Company Stockholders shall, and shall use their reasonable efforts to cause each other Indemnified Seller Party to, take all reasonable steps to mitigate such indemnified Damages upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto, including, without limitation, incurring costs only to the minimum extent necessary to remedy the breach which gives rise to such Damages.

SECTION 7.03. <u>Procedure for Claims</u>.

(a) Subject to Section 7.03(c) and Section 7.03(d) below, an Indemnified Buyer Party or an Indemnified Seller Party (each an "<u>Indemnified Party</u>") that desires to seek indemnification under any part of this Article VII shall give a written notice (a "<u>Claim Notice</u>") to each party responsible or alleged to be responsible for indemnification hereunder (an "<u>Indemnitor</u>") prior to the Expiration Date. Such Claim Notice shall describe in detail the nature of the claim (each, a "<u>Claim</u>") and the parties known to be involved, and shall specify the amount thereof. Such Indemnified Party shall estimate the amount of the claim in the Claim Notice, but may also specify therein that the claim has not yet been liquidated (an "<u>Unliquidated Claim</u>"). If an Indemnified Party gives a Claim Notice for an Unliquidated Claim, the Indemnified Party shall also give a second Claim Notice (the "<u>Liquidated Claim Notice</u>") within thirty (30) days after the matter giving rise to the claim becomes finally resolved, and the Liquidated Claim Notice shall specify the amount of the claim. Each Indemnitor to which a Claim Notice is given shall respond in writing to the Indemnified Party that has given such Claim Notice (such written response, a "<u>Claim Response</u>") within forty-five (45) days (the "<u>Response Period</u>") after the later of (i) the date that the Claim Notice is given or (ii) if a Claim Notice is first given with respect to an Unliquidated Claim, the date on which the Liquidated Claim Notice is given. Any Claim Notice or Claim Response shall be given in accordance with the notice requirements hereunder, and any Claim Response shall specify whether or not the Indemnitor disputes the claim described in the Claim Notice and/or the amount thereof. If any Indemnitor fails to give a Claim Response within the Response Period, such Indemnitor shall be deemed not to dispute the claim described in the related Claim Notice. If any Indemnitor elects not to dispute a claim described in a Claim Notice, whether by failing to give a timely Claim Response or otherwise, then the amount of such claim, as set forth in such Claim Notice, shall be conclusively deemed to be an obligation of such Indemnitor.

(b) The Company Stockholders shall not have any liability under Section 7.01 for any individual Claim (or series of related Claims) unless the incident giving rise to such Claim involves an amount in excess of $15,000 ("<u>Permitted Claims</u>") and unless and until the amount of the aggregate indemnification obligations under such Section 7.01 exceeds $250,000 (the "<u>Deductible</u>"), whereupon the Company Stockholders shall indemnify, defend, protect and hold harmless the Indemnified Buyer Parties for the amount of all Permitted Claims in excess of the Deductible; <u>provided</u>, that the limitations specified in this sentence shall not apply to Claims made pursuant to Section 7.01(c) or (f) or to Claims which are based upon fraud. Notwithstanding any provision of this Agreement to the contrary, in no event shall the Company Stockholders be obligated to indemnify the Indemnified Buyer Parties (i) for Claims made pursuant to Sections 7.01(a), (b), (d), (e) and (f) for amounts in excess of the General Indemnification Escrow Fund and such General Indemnification Escrow Fund shall be Indemnified Buyer Parties' sole and exclusive recourse for indemnification claims under such Sections and (ii) for Claims made pursuant to Section 7.01(c) for amounts in excess of the Dissenters Indemnification Escrow and such Dissenters Indemnification Escrow Fund shall be Indemnified Buyers Parties' sole and exclusive recourse for indemnification claims under such Section. The amount of any Claims payable under Section 7.01 shall not include any liabilities to the extent accrued or reflected in the finally-determined Closing Statement of Working Capital.

(c) Notwithstanding anything to the contrary set forth herein, any Claim Notice relating to any indemnification claim under Section 7.01 shall be delivered by the relevant Indemnified Buyer Party to the Stockholders' Representative, as agent for and on behalf of, the Company Stockholders. No Company Stockholder shall have any obligation or responsibility with respect to any Claim Notice relating to any indemnification claim under Section 7.01 delivered to any party other than the Stockholders' Representative.

(d) Notwithstanding anything to the contrary set forth herein, (i) the Stockholders' Representative shall obtain and hold the rights and benefits of each Indemnified Seller Party provided in this Article VII in trust for, and on behalf, of each such Indemnified Seller Party and (ii) any Claim Notice with respect to any indemnification claim under Section 7.02 shall be made or given by the Stockholders' Representative in the name, and on behalf of, the applicable Indemnified Seller Party. Neither Parent nor the Surviving Corporation shall have any obligation or responsibility with respect to any Claim Notice relating to any indemnification claim under Section 7.02 delivered by any party other than the Stockholders' Representative and all obligations of Parent and the Surviving Corporation to the Indemnified Seller Parties pursuant to this Article VII, including payment and notice obligations, shall be deemed satisfied if the applicable delivery, payment or other action is given, made or taken by, Parent or the Surviving Corporation with respect to the Stockholders' Representative (as representative of the Indemnified Seller Parties).

SECTION 7.04. <u>Claims Period</u>. Except for any Claim for indemnification based upon fraud (which shall survive until the expiration of the applicable statute of limitations) or as otherwise provided in this Section 7.04, any claim for indemnification under this Article VII shall be made by giving a Claim Notice under Section 7.03 on or before the date that is fourteen months (14) following the date of the Effective Time (the "<u>Expiration Date</u>"); provided, however, that any claim that has been the subject of a Claim Notice prior to the Expiration Date shall survive until resolution of such claim. Notwithstanding the foregoing, any claim for indemnification pursuant to Section 7.01(c) (Dissenting Shares) may be made by giving a Claim Notice under Section 7.03 on or before the date that is ten (10) business days following the later of (A) the date on which all holders of Dissenting Shares have settled their demands for an appraisal or otherwise failed to perfect, or effectively have withdrawn or lost, their appraisal rights with respect to the Merger and (B) the date on which all appraisal proceedings relating to the Dissenting Shares have been finally resolved.

SECTION 7.05. <u>Third Party Claims</u>. Subject to Section 7.03(c) and Section 7.03(d) above, an Indemnified Party that promptly seeks indemnification under any part of this Article VII with respect to any Action instituted by a third party shall promptly give each relevant Indemnitor a Claim Notice with respect to the institution of such Action. After such Claim Notice, any Indemnitor may, or if so requested by such Indemnified Party, any Indemnitor shall, participate in such Action or assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that in no event shall the Indemnitor be responsible for the fees and expenses of more than one counsel for all Indemnified Parties with respect to such Action, and provided, further, that such Indemnified Party shall have the right to participate at its own expense in the defense of such Action. Neither the Indemnitor nor the Indemnified Party shall consent to the entry of any judgment or enter into any settlement, or admit liabilities with respect to such Action, except with the written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Any failure to give prompt notice under this Section 7.05 shall not bar any right of the Indemnified Party to claim indemnification under this Article VII, except to the extent that an Indemnitor shall have been prejudiced by such failure.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01. <u>Survival of Representations, Warranties and Agreements</u>. The representations and warranties in this Agreement shall survive the Effective Time for the period within which a claim for indemnification for a breach of such representations and warranties may be made pursuant to Section 7.04. Any covenant herein which, by its express terms, is to be effective subsequent to the Effective Time shall remain in effect for the stated period from and after the Effective Time.

SECTION 8.02. <u>Stockholders' Representative</u>.

(a) Dr. Lutz Peters, a director of the Company immediately prior to the Effective Time, is hereby appointed as the representative of the Company Stockholders, from and after the Effective Time, in connection with each Transaction Document and the Transactions ("<u>Stockholders' Representative</u>"). Stockholders' Representative shall have full power and authority to represent all of the Company Stockholders and their successors, assigns, heirs and representatives with respect to all matters arising under the Transaction Documents and all actions taken by Stockholders' Representative thereunder shall be final, conclusive and binding upon all of the Company Stockholders and their successors, assigns, heirs and representatives as if expressly confirmed and ratified in writing by each of them, and no Company Stockholder shall have the right to object, dissent, protest or otherwise contest the same. Stockholders' Representative shall take any and all actions which he believes are necessary or appropriate under the Transaction Documents for and on behalf of the Company Stockholders, as fully as if the Company Stockholders were acting on their own behalf, including executing the Escrow Agreement as Stockholder Representative, giving and receiving any notice or instruction permitted or required under any of the Transaction Documents by Stockholders' Representative or any Company Stockholder (including, without limitation, Article VII hereof), interpreting all of the terms and provisions of the Transaction Documents, authorizing payments to be made with respect thereto, dealing with Parent and the Escrow Agent under the Transaction Documents with respect to all matters arising under the Transaction Documents, taking any and all other actions specified in or contemplated by the Transaction Documents and engaging counsel, accountants or other advisors in connection with the foregoing matters. All costs and expenses incurred by Stockholders' Representative in fulfillment of his duties hereunder (including the fees and expenses of counsel) shall be paid from the Stockholders' Representative Expense Fund. Without limiting the generality of the foregoing, Stockholders' Representative shall have full power and authority to interpret all the terms and provisions of the Transaction Documents and to consent to any amendment thereof on behalf of all of the Company Stockholders and their successors, assigns, heirs and representatives.

(b) Notwithstanding the foregoing, Stockholders' Representative shall (i) give each Company Stockholder copies of any demands, notices or other communications received by him and notice or any proposed or actual approvals, waivers, amendments, requests, consents and instructions, in all cases insofar as relevant to such Company Stockholder, and (ii) not take any action for or on behalf of any Company Stockholder that would, directly or indirectly, in any way (A) reduce the portion of the Merger Consideration payable to such Company Stockholder, (B) terminate any Transaction Document, (C) adversely affect the rights, obligations or financial position of such Company Stockholder under any Transaction Document or the reputation of such Company Stockholder, (D) disproportionately and adversely affect such Company Stockholder or affect such Company Stockholder differently and adversely from the majority of other Company Stockholders or (E) take any regulatory decisions which would affect such Company Stockholder, other than in the ordinary course of business of the Surviving Corporation.

(c) Stockholders' Representative shall have no liability to any Company Stockholder, the Surviving Corporation, Parent or Purchaser for any action taken or omitted to be taken hereunder, unless such liability is determined by a judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Stockholders' Representative. Stockholders' Representative may, in all questions arising under any Transaction Document, conclusively rely on the advice of counsel, and Stockholders' Representative shall not be liable to the Company Stockholders for anything done, omitted or suffered in good faith by Stockholders' Representative based on such advice.

(d) From and after the Effective Time, Parent shall protect, defend, indemnify and hold harmless Stockholders' Representative (acting in such capacity after the Effective Time) from and against any and all Damages directly or indirectly arising out of or in connection with the performance by Stockholders' Representative of his duties and obligations pursuant to each Transaction Document unless such liability is determined by a judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Stockholders' Representative (acting in such capacity after the Effective Time). Stockholders' Representative shall be entitled to indemnification by Parent notwithstanding that any action taken or not taken by Stockholders' Representative may conflict with, or may be opposed to, the best interests of Parent or its stockholders, it being understood that Stockholders' Representative is acting on behalf of Company Stockholders in his capacity as Stockholders' Representative, and not on behalf of Parent.

SECTION 8.03. <u>Notices</u>. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier, by facsimile, email (read receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

if to Parent or Purchaser:

Radio One, Inc.
5900 Princess Garden Parkway, 5th Floor
Lanham, Maryland 20706
Telecopier No.: (301) 306-9638
Telephone No.: (301) 429-4682
Attention: General Counsel

with a copy to:

Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
Telecopier No.: (215) 864-9044
Telephone No.: (215) 864-8520
Attention: Richard J. Braemer
Email: braemer@ballardspahr.com

if to the Company:

Community Connect Inc.
205 Hudson Street, 6th Floor
New York, New York 10013
Telecopier No.: (212) 505-3478
Telephone No.: (212) 431-4477 x227
Attention: Benjamin Sun
Email: bsun@communityconnect.com

with a copy (which shall not constitute notice) to:

> Greenberg Traurig, LLP
> 200 Park Avenue
> New York, New York 10166
> Telecopier No: (212) 801-6400
> Telephone No.: (212) 801-9200
> Attention: Shahe Sinanian
> Email: sinanians@gtlaw.com

SECTION 8.04. <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 8.05. <u>Entire Agreement; Assignment</u>. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 6.02(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any affiliate of Parent or one or more third parties, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 8.06. <u>Parties in Interest</u>. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Articles II, III and VII and Sections 6.01, 6.03, 6.04 and 8.02 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 8.07. <u>Specific Performance</u>. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 8.08. <u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State (other than those provisions set forth herein that are required to be governed by the DGCL). All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan, City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

SECTION 8.09. <u>Waiver of Jury Trial</u>. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10. <u>Headings</u>. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.11. <u>Counterparts</u>. This Agreement may be executed and delivered (including by facsimile transmission or portable document format (PDF)) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 8.12. <u>Expenses</u>. All costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

SECTION 8.13. <u>Amendments and Waivers</u>. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party hereto against which the waiver is to be effective.

[Remainder of page deliberately left blank]

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

RADIO ONE, INC.

By: /s/ Linda Vilardo

                                   Name: Linda Vilardo

                                   Title: Vice President and Chief Administrative Officer

CCI ACQUISITION SUB, INC.

By: /s/ Linda Vilardo

                                   Name: Linda Vilardo

                                   Title: Vice President and Chief Administrative Officer

COMMUNITY CONNECT INC.

By: /s/ Benjamin Sun

                                   Name: Benjamin Sun

                                   Title: President

NEWS RELEASE

April 10, 2008
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638: pthompson@radio-one.com

Radio One, Inc. Announces the Acquisition of Social Media Network Community Connect Inc.

WASHINGTON, DC - Radio One, Inc. (NASDAQ:ROIAK and ROIA) today announced that it has acquired the social networking company, Community Connect Inc. for a transaction price of approximately $38.0 million dollars.

Community Connect Inc. ("CCI"), which owns and operates a number of social networking brands under its umbrella including BlackPlanet.com, MiGente.com, and AsianAve.com, is the leading online niche social-networking company. With over 20 million members it is the 4th most visited U.S. social networking property/publisher. (Hitwise January 2008).

"CCI is an innovator and pioneer in social networking," says Alfred Liggins, III, Radio One's CEO and President. "We believe that they are a great complement to our existing radio, TV, and online properties."

This acquisition is another example of Radio One, Inc.'s continued strategy of diversification outside of the radio broadcasting space in order to deliver a more holistic approach to targeting African Americans. Radio One purchased GIANT, a magazine targeting Urban consumers, in December, 2006 and has an interest in the African-American targeted cable network, TV ONE. This acquisition gives Radio One a strong foothold in the ever growing social networking and multicultural online space.

"We will be the clear number one in the African-American online space," said Mr. Liggins.

Analyst eMarketer predicts that by 2011, $4.1 billion will be spent worldwide for social network advertising, a dramatic increase from the $480 million spent in 2006. In 2008 alone, global ad spend in the social networking arena is expected to increase 75% year over year, amounting to $2.1 billion (eMarketer, Social Network Marketing: Ad Spending and Usage, December 2007).

"This is a great opportunity to take CCI to the next level," said Ben Sun, President and Founder of CCI. "Radio One reaches over 20 million people every week in radio, TV, print and online, giving us the opportunity to capitalize on cross-platform opportunities for our brands that will truly benefit our members and advertisers."

"CCI's management team recognizes that the Internet is less about single destinations and more about connecting people, around touchpoints of culture and lifestyles. They have built incredible loyalty among their members," said Tom Newman, President of Radio One's Interactive division.

Upon closing the transaction current President and Founder Ben Sun will continue to run CCI and will report to Tom Newman. Community Connect Inc. has approximately 100 employees and is headquartered in New York City. Rothschild, Inc. acted as financial advisor to Radio One in connection with the transaction. Bear, Stearns & Co. Inc. acted as financial advisor to Community Connect Inc. in connection with the transaction.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Pro forma for recently announced transactions, Radio One owns and/or operates 53 radio stations located in 16 urban markets in the United States. Additionally, Radio One owns Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans and Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner.